JOYMAIN INTERNATIONAL DEVELOPMENT GROUP INC.
No. 30 N. Zhongshan Road, Floor 40, Gulou District, Nanjing
Jiangsu Province, P.R.C. 210008

February 5, 2014

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Terence O’Brien, Branch Chief

Re:	Joymain International Development Group Inc.
Form 10-K for the Fiscal Year Ended April 30, 2013
Filed July 20, 2013
File No. 333-174607

Dear Mr. O’Brien:

     Joymain International Development Group Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 22, 2014 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended April 30, 2013 (the “Form 10-K”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

     Concurrently with the filing of this letter, the Company is also filing, via EDGAR submission, Amendment No. 1 on Form 10-K/A to the Company’s Form 10-K which is intended to address the comments of the Staff.

Form 10-K for the Year Ended April 30, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.

Auditor association with cumulative amounts from inception included in the annual financial statements is required as long as you are in the development stage. While the current auditor may rely on the work of the predecessor auditor with respect to prior periods, your auditor did not include the cumulative period in the scope or opinion paragraphs of their report. Please amend to provide a report that appropriately opines on the cumulative amounts from inception.

Response:

     In response to the Staff’s comment, the Company has amended Form 10-K to include a revised auditor’s report under Item 8 of Form 10-K, which now includes the cumulative period from August 4, 2010, the date of inception, through April 30, 2013 in the scope and opinion paragraphs of such report. The financial statements for such periods are otherwise unchanged from those originally filed with the Form 10-K.

Controls and Procedures, page F-14

2.	We note you have not included Management’s Annual Report on Internal Control Over Financial Reporting as required by Item 308(a) of Regulation S-K. Please revise your filing accordingly..

Response:

     In response to the Staff’s request, the Company has amended Item 9A of Form 10-K to include Management’s Annual Report on Internal Control Over Financial Reporting as required by Item 308(a) of Regulation S-K.

* * *

     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Suqun Lin
Suqun Lin
President and Director